Exhibit T3B

[Copy of the By Laws]

THE COMPANIES ACT 1985

(AS AMENDED BY THE COMPANIES ACT 1989)

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

CELTIC PHARMA DEVELOPMENT UK PLC

Preliminary

1.	Subject as hereinafter provided the regulations contained in Table A set out in the Schedule to the Companies (Tables A to F) Regulations 1985 shall apply to the Company.

2.	Regulations 3 and 35 of Table A shall not apply to the Company, but the regulations hereinafter contained together with the remaining regulations of Table A shall, subject to the modifications hereinafter expressed, constitute the regulations of the Company.

3.	Any reference in these regulations to an enactment shall be construed as a reference to that enactment as amended or extended by or under any other enactment.

Interpretation

4.	In Regulation 1 of Table A there shall be inserted before the words ‘office’ and ‘Secretary’ the word ‘the’ and between the words ‘regulations’ and ‘the Act’ the words ‘and in any regulations adopting the whole or in part the same’.

Shares

5.	Subject to the provisions of the next following regulation the directors are authorised for the purposes of Section 80 of the Companies Act 1988 (‘the Act’) to exercise the power of the Company to allot shares to the amount of the authorised but unissued share capital of the Company at the date hereof and the directors may allot, grant options over or otherwise dispose of such shares, to such persons, on such terms and in such manner as they think fit provided always that:

(a)	save as provided in sub-paragraph (b) of this regulation the authority given in this regulation to the directors to exercise the power of the Company to allot shares shall expire five years after the date of incorporation of the Company;

(b)	the members in general meeting may by ordinary resolution:

(i)	renew the said authority (whether or not it has been previously renewed) for a period not exceeding five years, but such resolution must state (or restate) the amount of shares which may be allotted under such authority or renewed authority or, as the case may be, the amount remaining to be allotted thereunder, and must specify the date on which the authority or renewed authority will expire;

(ii)	revoke or vary any such authority (or renewed authority); and

(c)	notwithstanding the provisions of sub-paragraphs (a) and (b) of this regulation the Company may make an offer or agreement which would or might require shares to be allotted after such authority has expired and in pursuance of such an offer or agreement the directors may allot shares notwithstanding that such authority or renewed authority has expired.

6.	In this regulation any reference to the allotment of shares shall include a reference to the grant of any right to subscribe for, or to convert any security into shares, but shall not include any reference to the allotment of shares pursuant to such a right.

7.	Subject to Chapter VII of the Act, the Company may purchase its own shares (including redeemable shares) out of distributable profits or the proceeds of a fresh issue of shares.

8.	Subject to Chapter VII of the Act, any shares may, with the sanction of an ordinary resolution, be issued on the terms that they are, or, at the option of the Company or the shareholder are liable, to be redeemed on such terms and in such manner as the Company before the issue of the shares may by special resolution determine, and whether out of distributable profits or the proceeds of a fresh issue of shares.

Transfers

9.	The directors may in their absolute discretion and without assigning any reason therefor, decline to register the transfer of a share, whether or not it is a fully paid share. The first sentence of Regulation 24 of Table A shall not apply to the Company.

Proceedings at general meetings

10.	In every notice convening a general meeting of the Company there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and on a poll vote instead of him and that such proxy need not also be a member. Regulation 38 of Table A shall be modified accordingly.

11.	Proxies may be deposited at the registered office of the Company at any time before the time of the meeting for which they are to be used unless otherwise specified in the notice convening such meeting. Regulation 62 of Table A shall be modified accordingly.

Directors

12.	The directors may exercise all the powers of the Company to borrow money, whether in excess of the nominal amount of the share capital of the Company for the time being issued or not, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock or any other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

13.	In Regulation 87 there shall be inserted between the words ‘the directors’ and ‘may’ the words ‘on behalf of the Company’.

14.	Any director or member of a committee of the directors may participate in a meeting of the directors or such committee by means of conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other and participation in a meeting in this manner shall be deemed to constitute presence in person at such meeting.

15.	Any appointment or removal of an alternate director may be made by letter, cable, telex, telegram, facsimile or radiogram or in any other manner approved by the directors. Any cable, telex, telegram, facsimile or radiogram shall be confirmed in writing as soon as possible by letter but is a valid appointment in the meantime. Accordingly Regulation 68 in Table A shall not apply to the Company.

Dividends

16.	No dividend or interim dividend shall be paid otherwise than in accordance with the provisions of Part VIII of the Act which apply to the Company.

The seal

17.	The seal, if any, shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the Secretary or second director. The obligation under Regulation 6 of Table A relating to the sealing of share certificates shall apply only if the Company has a seal. Regulation 101 of Table A shall not apply to the Company.

Indemnity

18. (a)	The Company shall in accordance with Section 310(3) of the Act pay for any liability insurance and also indemnify any director, officer or auditor of the Company against any liability incurred by him in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted in any connection with an application under Section 144(3) or (4) or Section 727 of the Act in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

(b)	The directors shall have power to purchase and maintain an insurance policy for any director, officer or auditor of the Company effecting cover against any such liability as is referred to in Section 310(1) of the Act.

(c)	Regulation 118 in Table A shall not apply to the Company.

Articles agreed by the subscribers:

John Mayo	Witness signature:

	Witness name:	M. SMITH

	Witness address:	53, DURNSFORD AVENUE FLEET HAMPSHIRE G05Z 7TA

Stephen Parker	Witness occupation:	DIRECTOR

This 14th day of June 2005